September 22, 2021

BY EDGAR

Messrs. Rolf Sundwall and Mark Brunhofer
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549-0405

Intercorp Financial Services Inc.

Form 20-F for Fiscal Year Ended December 31, 2020

Filed April 26, 2021

File No. 001- 38965

Dear Messrs. Rolf Sundwall and Mark Brunhofer:

Intercorp Financial Services Inc. (the “Company” or “we”) has received a comment letter dated September 13, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2020 filed on April 26, 2021 (the “Form 20-F”). On behalf of the Company, I advise you as follows regarding your comments noted below:

Item 4. Information on the Company
B. Business Overview
Non-GAAP Financial Measures, page 43

Comment 1: You report an adjustment in your 2020 non-GAAP financial measures to add back the amount of the negative impact on interest and similar income from the modification of contractual cash flows due to the loan rescheduling schemes offered in response to the COVID-19 pandemic. While the amount may be disclosed, including the adjustment in your non-GAAP financial measures appears to report revenues to which you may not be entitled. Please represent to us that you will not include this adjustment in your future annual reports or in annual or quarterly earnings releases. Refer to Rule 100(b) of Regulation G and question 100.04 of the Compliance and Disclosure Interpretation for Non-GAAP Financial Measures, updated April 4, 2020.

Response:

The Company acknowledges the Staff’s comment and submits that the Company will no longer present the non-GAAP measure net profit of the banking segment adjusted to eliminate the negative impact on interest and similar income from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers of Interbank affected by the COVID-19 pandemic in its future annual reports or in annual or quarterly earnings releases. The Company also advises the Staff that the Company will not include the adjustment in the comparative table as of December 31, 2020 in its annual report on Form 20-F for the fiscal year ending December 31, 2021.

For all non-GAAP measures, we will continue to provide the corresponding measure using unadjusted GAAP numbers and provide appropriate reconciliation of non-GAAP measures to the most directly comparable GAAP financial measure.

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The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +511- 219-2000 ext. 23291 or lcastellanos@intercorp.com.pe, or the Company’s U.S. counsel, Manuel Orillac of Shearman & Sterling LLP, at (713) 354-4886 or morillac@shearman.com, and Maria Marulanda Larsen of Shearman & Sterling LLP, at (212) 848-5385 or mariamarulanda.larsen@shearman.com.

Very truly yours,

/s/ Luis Felipe Castellanos Lopez Torres
Chief Executive Officer